

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2010

Mr. Jimmy Chow Chun Man, Chief Financial Officer
China Enterprises Limited
Unit 3101, 31st Floor, Bank of America Tower
12 Harcourt Road, Central
Hong Kong

> **RE: China Enterprises Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2008**
> **File No. 1-12126**

Dear Mr. Man:

We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. General Instruction A to the Form 20-F states that a foreign private issuer must file its annual report on a Form 20-F within six months after the end of the fiscal year covered by the report for fiscal years ending before December 15, 2011. In this regard, you appear to be consistently late in filing your Form 20-F. For example, you filed your Form 20-F for the year ended December 31, 2008 on

March 30, 2010, your Form 20-F for the year ended December 31, 2007 on June 29, 2009, and your Form 20-F for the year ended December 31, 2006 on October 17, 2008. Please file your Form 20-F by the required due dates stated in General Instruction A to the Form 20-F. If the audited financial statements required to be filed with your Form 20-F pursuant to Rule 3-09 of Regulation S-X are not available as of the required due date, you should file an amendment to your Form 20-F with these financial statements as soon as they became available.

3. Section 3(a)(1)(A) of the Investment Company Act of 1940 defines an "investment company" to include any issuer that "is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities." Section 3(a)(1)(C) of the 1940 Act also defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer`s total assets, exclusive of Government securities and cash items, on an unconsolidated basis." "Investment securities" generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. See Section 3(a)(2) under the 1940 Act.

You state that with the exception of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited, none of your affiliates or subsidiaries are active. As a result, your financial results in fiscal years 2006, 2007 and 2008 were dependent on the results of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited. You are also actively seeking new investment opportunities. Your interest in Wing On Travel (Holdings) Limited is accounted for as an investment in trading securities and your interest in Hangzhou Zhongce Rubber Co., Limited is accounted for under the equity method of accounting. Because the 1940 Act applies the 40 percent limit to an issuer`s investment securities on an unconsolidated basis, we lack the information necessary to assess whether you may be an investment company.

Accordingly, please provide us with a written analysis as to how you determined that are not an investment company. Please state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis as of December 31, 2008 and December 31, 2009. In addition, please provide any additional appropriate documentation to support your analysis.

Item 5 – Operating and Financial Review and Prospects, page 14

B. Liquidity and Capital Resources, page 17

4. In light of your net losses, working capital deficit and cash used in operating activities, please further enhance your disclosure to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and how you have determined that you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

Item 15 – Controls and Procedures, page 29

5. You currently disclose that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, except that you are not able to file your Form 20-F within the prescribed time period. Please do not include language limiting your conclusion regarding the effectiveness of your disclosure controls and procedures. Please file an amendment to your Form 20-F to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

6. We remind you that the definition of disclosure controls and procedures includes controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission rules and forms. Given that you did not file your Form 20-F within the time period specified in General Instruction A to the Form 20-F, it is not clear how you arrived at the conclusion that your disclosure controls and procedures were effective. Please file an amendment to your Form 20-F to state that your disclosure controls and procedures were not effective. Otherwise, please provide us with a comprehensive explanation as to how you determined that your disclosure controls and procedures were effective.

7. We note that you define disclosure controls and procedures as those controls and procedures that are effective in providing reasonable assurance regarding the reliability of financial reporting. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are

designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or not effective, whichever the case may be.

Consolidated Financial Statements for China Enterprises Limited

General

8. You disclose on page 9 that your affiliate became a defendant in an anti-dumping investigation in India. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If there is a reasonable possibility and the amount of that loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by FASB ASC 450-20-50-3 and 450-20-50-4.

Consolidated Statements of Operations, page FF-2

9. Please present your basic and diluted earnings per share on the face of your statements of operations for each period presented. Refer to FASB ASC 260-10-45-2.

Note 2 – Summary of Significant Accounting Policies, page FF-8

(j) Loss Per Share, page FF-11

10. Please disclose the number of antidilutive shares by each type of security. See FASB ASC 260-10-50-1(c).

Note 4 - Gain on Disposal of Subsidiaries, page FF-17

11. Regarding the disposal of your equity interest in Manwide Holdings Limited and Rosedale Luxury Hotel & Suites Limited, please tell us how you determined that these businesses did not meet the definition of a component of an entity and should not be presented as discontinued operations. Refer to ASC 205-20-20.

Please correspondingly tell us how you determined it was appropriate to present the gain on disposal of subsidiaries within operating income on the face of your statement of operations. Please also help us understand the business reasons for why the purchaser would want to buy these subsidiaries given that they appear to have had net liabilities as of the date of disposal.

Note 6 – Investments In and Advances to Equity Method Affiliates, page FF-17

12. Please help us understand how you have met the disclosure requirements set forth in FASB ASC 320-10-50.

Exhibit 12 - Certifications

13. Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications. Please file an amendment to your Form 20-F to include certifications that do not exclude the introductory portion of paragraph 4. Please refer to Instruction 12 to Item 19 of Form 20-F. Please ensure that the revised certifications refer to the Form 20-F/A and are currently dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief